FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 82,595,176

Date: September 30, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The period ushered in a very important milestone for the Issuer as its common shares began trading on the prestigious Nasdaq Stock Exchange. However, after trading for almost four weeks on the Nasdaq, the Issuer was advised by the US Securities and Exchange Commission (the "SEC"), that the Issuer's did not meet newly enacted guidance from the SEC related to issuers with substantial operations in China. This unfortunately led to a temporary delisting of the Issuer's common shares from the Nasdaq, until such a time that the Issuer satisfies the SEC's new guidance.

With the end of the period came the end of another quarter for the Issuer. Despite not having an event like the 618 Shopping Festival to help boost its operations during the third quarter, the Issuer's entry into new supply-chain verticals during the quarter had a similar effect on its operations in Q3. After making its debut in the steel industry in August with the launch of its Link- Steel platform, the Issuer entered the insurance industry in September by acquiring the Heartbeat insurance brokerage platform. Unlike other verticals where the Issuer's Business Hub is used by members in an industry to buy, ship, warehouse, finance, receive payments, etc., all related to certain physical products or materials, the insurance vertical offers almost limitless possibilities. Insurance policies can be offered on goods and materials belonging to just about any industry, which the Issuer believes opens a whole new realm of opportunities for its Business Hub.

FORM 7 - MONTHLY PROGRESS REPORT August 2021 Page 1

While it was necessary to acquire a new platform to gain entry into the insurance space, the Issuer was able to make its way into the oil and gas industry without making such an investment. The Issuer began developing a new platform for the oil and gas industry in the summer of 2021, but that eventually became a new module that was added to the Gold River platform. After obtaining the necessary license to provide services to the industry and creating a new subsidiary in the second quarter through which the services would be provided, the Issuer slowly began to work with oil and gas distributors in August to have some of their products made available for purchase and financing through Gold River and the Business Hub. Although no formal agreements have yet to be signed, the Issuer has been working with several of China's top energy companies to offer the services provided through Gold River and the Hub to their affiliated gas stations, which many in the province of Guangdong have been taking advantage off since August. The Issuer plans to issue a news release to provide an update on its operations in the oil and gas space shortly following the publication of this report.

The Issuer's operations in the more established supply-chain verticals that are now accounting for the majority of its revenue, saw a strong finish to the quarter. The food and drink vertical particularly stood out in the month of September, highlighted by Xiamen Guangzhui Ltd. gaining exclusive distribution rights to Red Bull energy drinks in 3 more provinces, giving Xiamen exclusive rights to the popular beverage in a total of 8 provinces in large part due to the Business Hub.

Also noteworthy during the period is the fact that the Issuer's newly acquired (the acquisition had been closed as of the date of this report) Cubeler subsidiary went on a hiring blitz to fill some key positions in preparation for the upcoming launch of the Issuer's Canadian Business Hub.

2. Provide a general overview and discussion of the activities of management.

The increasing level of activity on the Issuer's Business Hub coming from the oil and gas industry prompted the Issuer's management to spend a certain amount of time during the period exploring different potential types of partnerships with some of China's top energy producers that would see their affiliated service stations get the most out of their Business Hub experiences. Preliminary talks between executives of some of those energy producers and the Issuer's management on the subject were beginning to take place as the period came to an end.

The Issuer's management also took part in a handful of discussions whereby its Business Hub could be leveraged and play important roles in a number of public and private sector projects in the clean-tech space. Given the high likelihood that at least one of the opportunities explored during those discussions might come to fruition in fairly short order, the Issuer's management began to assess the potential impact of the project on its operations. Management expects to sign an agreement related to the project at some point in the fourth quarter and therefore decided to delay the planned release of its revised forecasts, which was expected shortly following the Issuer's acquisition of Cubeler, until it has fully assessed the potential impact of the project. Management is now estimating to be in position to publish the updated forecasts during the week of October 18, 2021.

FORM 7 - MONTHLY PROGRESS REPORT August 2021 Page 2

Most of management's time during the month was spent on closing the Issuer's acquisition of Cubeler and the preparation of the launch of the Issuer's Canadian operations.

Management also spent a considerable amount of time during the period, particularly in the second half of the month, interfacing with the SEC and the Issuer's lawyers to rectify the issue of disclosure with the Issuer's registration statement (Form 40-F), which led to the delisting of the Issuer's common shares from the Nasdaq. After being notified of the issue by the SEC and discussing with the SEC the steps to be taken to address the issue, the Issuer's management began the first step in the process by withdrawing the previously filed Form 40-F. Management and the Issuer's lawyers then followed the SEC's instructions and compiled a series of documents and submitted those documents to the SEC for its review on the last day of the month. Management and the Issuer's lawyers closed out the period fully engage with the SEC in a process that is expected to lead to the filing of an amended Form 40-F, which in turn would lead to the resumption of the Issuer's common shares being listed and trading on the Nasdaq.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

FORM 7 - MONTHLY PROGRESS REPORT August 2021 Page 3

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers. N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,111,361	Exercise of 1,262,943 warrants for a consideration of $1,941.957	Business development and working capital

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members. N/A

FORM 7 - MONTHLY PROGRESS REPORT August 2021 Page 4

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT August 2021 Page 5

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: October 7, 2021

Johnson Joseph
Name of Director or Senior
Officer
/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		21/10/07
Peak Fintech Group Inc.	September 2021

Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

FORM 7 - MONTHLY PROGRESS REPORT August 2021 Page 6